UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

HUDSON GLOBAL, INC.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
443787205

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787205	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Hotchkis and Wiley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 269,257
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 334,637
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,637
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.89%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 443787205	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Hotchkis and Wiley Small Cap Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 147,460
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 147,460
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,460
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%
12		TYPE OF REPORTING PERSON IV

CUSIP No. 443787205	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 1.	(a) Name of Issuer

HUDSON GLOBAL, INC.

(b) Address of Issuer’s Principal Executive Offices

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Item 2.	(a) Name of Person Filing

(a) Hotchkis and Wiley Capital Management, LLC

(b) Hotchkis and Wiley Small Cap Value Fund

(b) Address of Principal Business Office, or, if none, Residence

(a) 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017

(b) 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017

(c) Citizenship

(a) Delaware

(b) Delaware

(d) Title of Class of Securities

Common Stock, $0.001 par value

(e) CUSIP No.:

443787205

CUSIP No. 443787205	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 443787205	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(a) 334,637 (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act) (includes ownership reported in 4(a)(b) below)

(b) 147,460

(b) Percent of class:

(a) 11.89% (includes ownership reported in 4(b)(b) below)

(b) 5.24%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(a) 269,257 (includes ownership reported in 4(c)(i)(b) below)

(b) 147,460

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

(a) 334,637 (includes ownership reported in 4(c)(iii)(b) below)

(b) 147,460

(iv) Shared power to dispose or to direct the disposition of: 0

Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Exhibit A.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 443787205	SCHEDULE 13G/A	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Hotchkis and Wiley Capital Management, LLC

By:	Tina H. Kodama
	Name:	Tina H. Kodama
	Title:	Chief Compliance Officer

CUSIP No. 443787205	SCHEDULE 13G/A	Page 8 of 9 Pages

Exhibit A

The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owners of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Hotchkis and Wiley Small Cap Value Fund

The Board of Trustees of the Hotchkis and Wiley Small Cap Value Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims ownership of securities for all clients.

CUSIP No. 443787205	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit B

The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC on or about the date hereof, relating to the Common Stock of Hudson Global, Inc. is filed on behalf of the undersigned.

Dated: February 13, 2024

Hotchkis and Wiley Small Cap Value Fund

By:	Tina H. Kodama
	Name:	Tina H. Kodama
	Title:	Chief Compliance Officer Hotchkis & Wiley Capital Management, LLC
Investment Advisor to the Hotchkis & Wiley Small Cap Value Fund